UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from               to              .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements (Modified Cash Basis)

Statements of Assets Available for Benefits	4
Statement of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules (Modified Cash Basis)

Refer to Schedule I
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions	17
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Refer to Schedule II	18
Schedule H, Line 4j — Schedule of Reportable Transactions
Refer to Schedule III	19

Report of Independent Registered Public Accounting Firm

Board of Directors

Cardinal Financial Corporation NADART 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than GAAP.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cardinal Financial Corporation NADART 401(k) Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the year ended December 31, 2011 of Schedule H, line 4a — Schedule of Delinquent Participant Contributions (Schedule I), Schedule H, line 4i — Schedule of Assets (Held at End of Year) (Schedule II) and Schedule H, line 4j — Schedule of Reportable Transactions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, Virginia
June 28, 2012

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (note 4)	$15,993,814	$15,049,626
Notes receivable from participants	388,990	300,365
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,078)	(86,988)
Assets available for benefits	$16,284,726	$15,263,003

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2011

Additions to assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 4)	$(415,428)
Dividend and interest income	14,814
Total investment loss	(400,614)
Contributions:
Participant	1,912,070
Employer	662,390
Rollover	261,448
Total contributions	2,835,908
Total additions	2,435,294

Deductions:
Deductions from assets attributed to:
Benefits paid to participants	(1,405,878)
Administrative and investment expenses	(7,693)
Total deductions	(1,413,571)
Net increase	1,021,723
Assets available for benefits at beginning of year	15,263,003
Assets available for benefits at end of year	$16,284,726

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2011 and 2010

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Effective January 1, 2010, the Employer elected to allow Roth 401(k) contributions to the Plan.  This feature provides that a participant can withhold after-tax contributions in a separate account that will be administered according to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 30 common/collective trusts and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the Employee’s contribution.  Contributions are subject to the limitations provided in ERISA.

(c)                       Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00% which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding loan. Notes receivable from participants, or participant loans, are stated at unpaid principal plus accrued interest. At December 31, 2011 and 2010, participant loans totaled $388,990 and $300,365, respectively.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2011 and 2010

benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For each of December 31, 2011 and 2010, there were no forfeited nonvested accounts available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                 Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses and distributions when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2011 and 2010

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  On October 1, 2011, the assets of the International Fund were liquidated and the proceeds invested in the ACWI ex-US International Index Fund. Assets in the Legg Mason Growth Trust, NADART Large Cap Growth Fund, and Vanguard Growth Index Fund were also liquidated on October 1, 2011 and the combined proceeds were invested in the Neuberger Berman LC Growth Fund.  The Plan’s investments in these mutual funds were stated at fair market value, based upon quoted market information through September 30, 2011.  On October 1, 2010, the assets of the Longleaf Partners Fund and the Vanguard Growth Index Fund were transferred to institutional share accounts.  The fund names remain the same but the accounts are managed as common/collective trusts.  The Plan’s investments in these mutual funds were stated at fair market value, based upon quoted market information through September 30, 2010.  Investments in common/collective trust funds and employer sponsored common stock fund are valued at the net asset value based on amounts reported by the fund manager.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) or a weighted average basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.     Level 1 — Unadjusted quoted prices in active markets for identical investments

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

2.     Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Common/Collective Investment Trusts and Common stock fund:

These investments are recorded at the net asset value (NAV) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the collective funds, changes in

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2011 and 2010

market condition and economic environment may significantly impact the net asset value of the collective funds and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the collective funds or an equivalent measure, where it is not probable that the fund will sell a collective fund at a price other than NAV. There are no collective funds with redemption restrictions or unfunded commitments as of December 31, 2011.

3.     Level 3 — Unobservable inputs

As of December 31, 2011, the Plan had no investments valued using level 3 inputs.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a common/collective fund (Income Fund).  The fair value and contract value of the Plan’s investment in the Income Fund at December 31, 2011 is $1,553,910 and $1,455,832, respectively, representing a $98,078 adjustment from fair value to contract value.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2011 and 2010

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011
		Percentage
	Fair value	of plan assets

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	$4,560,337	28.00%
NADART Fund	3,824,436	23.48%
Neuberger Berman LC Growth Fund	846,928	5.20%

Investment at contract value:
Income Fund	1,455,832	8.94%

	2010
		Percentage
	Fair value	of plan assets

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	$4,809,262	31.51%
NADART Fund	3,590,797	23.53%

Investment at contract value:
Income Fund	1,288,885	8.44%

During 2011, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $415,428 as follows:

Investments at NAV:
Cardinal Financial Corporation Common Stock Fund	$(320,772)
NADART Fund	(28,141)
Gabelli Small Cap Growth Fund	(17,814)
T. Rowe Price Equity Income Fund	(11,109)
Janus Enterprise Fund	(7,822)
S&P 400 Mid Cap Fund	(2,325)
International Investors Fund	(65,088)
S&P 500 Large Cap Fund	9,620
Vanguard Growth Index Fund	(45,207)
PIMCO Total Return Fund	53,396
PIMCO All Asset Fund	6,130
Turner Mid Cap Growth Fund	(13,756)
Russell 2000 Small Cap Fund	(7,168)
Longleaf Partners Fund	(14,429)
International Fund	(51,783)
Legg Mason Growth Equity Fund	(19,878)
ACWI Ex-US International Index	12,124
Neuberger Berman LC Growth	46,850
TCW Small Cap Growth	138
TIPS Index Fund	21
Waddell & Reed Core Equity	(1)
Core Bond Index Fund	8
Franklin High Yield	46
Vanguard Selected Value	7
State Street Global Advisors 2010 Strategy Fund	9,336
State Street Global Advisors 2015 Strategy Fund	8,636
State Street Global Advisors 2025 Strategy Fund	5,211
NADART Large Cap Growth Fund	(15,705)
State Street Global Advisors 2020 Strategy Fund	3,747
State Street Global Advisors Retirement Income Strategy	3,146
State Street Global Advisors 2035 Strategy Fund	1,263
State Street Global Advisors 2040 Strategy Fund	167
State Street Global Advisors 2045 Strategy Fund	(35)
State Street Global Advisors 2030 Strategy Fund	50
State Street Global Advisors 2050 Strategy Fund	7
Net change in fair value of investments at NAV	$(461,130)

Investment at contract value:
Income Fund	$45,702
Net depreciation in the fair value of investments	$(415,428)

(5)                                 Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2011 and 2010 are shown below:

At December 31, 2011

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Units of common collective trusts:
Balanced funds	$3,824,436	$—	$3,824,436	$—
Income funds	2,805,038	—	2,805,038	—
International funds	707,044	—	707,044	—
Large cap stock funds	2,214,827	—	2,214,827	—
Mid cap stock funds	755,606	—	755,606	—
Small cap stock funds	496,230	—	496,230	—
Target dated funds	630,296	—	630,296	—
Units of common stock fund	4,560,337	—	4,560,337	—
Total investments	$15,993,814	$—	$15,993,814	$—

At December 31, 2010

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Units of common collective trusts:
Balanced funds	$3,590,797	$—	$3,590,797	$—
Income funds	2,415,140	—	2,415,140	—
International funds	756,605	—	756,605	—
Large cap stock funds	1,827,640	—	1,827,640	—
Mid cap stock funds	639,438	—	639,438	—
Small cap stock funds	493,612	—	493,612	—
Target dated funds	517,132	—	517,132	—
Units of common stock fund	4,809,262	—	4,809,262	—
Total investments	$15,049,626	$—	$15,049,626	$—

There were no significant transfers into and out of Level 1, Level 2 and Level 3 measurements in the fair value hierarchy during the year ended December 31, 2011.  Transfers between levels are recognized at the end of each reporting period.

(6)                                 Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Income Fund (Fund).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 2.53% and 4.00%, respectively, at December 31, 2011.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

The fully benefit-responsive investment contracts are carried and adjusted to Contract Value. In monitoring liquidity, the Trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than Contract Value.

Benefit responsive GIC contracts, including the wrap agreements, are with highly rated financial institutions and are designed to help preserve principal and provide a stable credit rating.  These contracts provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  The contracts generally provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the fully benefit-responsive investment contracts investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.

(7)                                 Related Party Transactions

Cardinal Trust & Investments (Trust Division), a division of Cardinal Bank, which is a wholly owned subsidiary of Cardinal Financial Corporation, is the trustee for the assets in the Plan.  The Trust Division is the Master Trustee for the National Automobile Dealers Association (NADART) Master Retirement Trust. As Master Trustee, The Trust Division is responsible for selecting and monitoring the investment options available to the plans and for receiving, investing, and disbursing Plan assets as directed by the plans and the plan’s participants and beneficiaries in accordance with the plan.   The Trust Division, as Trustee, has overall responsibility for the investment management and operation of the following collective investment trusts: NADART Fund Separate Portfolio, the Income Fund Separate Portfolio, the International Investors Fund Portfolio, the

Cardinal Financial Corporation Common Stock Fund Separate Portfolio, the PIMCO All Asset Fund Portfolio, the PIMCO Total Return Fund Portfolio, the T. Rowe Price Equity Income Portfolio,  the Janus Enterprise Fund Portfolio,  the Longleaf Partners fund, the Turner Mid Cap Growth Portfolio, the TIPS Index Fund, the Core Bond Index Fund, the ACWI ex-US International Fund, the Waddell & Reed Core Equity Fund, the Neuberger Berman Large Cap Growth Fund, the Vanguard Selected Value Fund, the Franklin High Yield Fund, the Gabelli Small Cap Growth Fund, the SSgA Russell 2000 Small Cap Fund, the SSgA S&P 400 Mid Cap Fund, the SSgA S&P 500 Large Cap Fund, the SSgA 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 Strategy Portfolios, and the SSgA Retirement Income Strategy Portfolio.  All of these funds are available investment options for the Plan’s participants.  The Trust Division is also responsible for the custody of the assets within NADART and other operational duties as necessary under NADART. Transactions in the funds listed above qualify as party-in-interest transactions.

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer and cash. Transactions involving this common stock fund qualify as party-in-interest transactions.

(8)                             Tax Status

The Plan is a non standardized prototype 401(k) plan for which a favorable opinion letter from the Internal Revenue Service dated March 31, 2008 has been received by the prototype plan sponsor and on which the Employer is relying. The Plan has been amended since that date; however, the Employer believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2008.

(9)                             11-K Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2011 to Form 5500:

2011
Assets available for benefits per the financial statements	$16,284,726
Add receivables
Employer contributions	42,063
Participant contributions	98,958
141,021
Less payables
Benefit claims payables	(18,872)

Assets available for benefits per Form 5500	$16,406,875

The following is a reconciliation of changes in assets available for benefits per the financial statements for the year ended December 31, 2011 to Form 5500:

			2011
Changes in assets available for benefits per the financial statements			$1,021,723
Add receivables

	2011	2010
Employer contributions	$42,063	$(30,794)	11,269
Participant contributions	98,958	(98,269)	689
			11,958
Less payables

	2011	2010
Benefit claims payables	$(18,872)	$28,691	9,819

Changes in assets available for benefits per Form 5500			$1,043,500

Schedule I

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

Year ended December 31, 2011

			Contributions	Total Fully
		Contributions	Pending	Corrected Under
Participant Contributions Transferred	Contributions Not	Corrected Outside	Correction in	VFCP and PTE
Late to Plan	Corrected	VFCP	VFCP	2002-51
$388	$—	$—	$—	$—

In 2011, there were seven delinquent contributions, which amount to $388.  All delinquent contributions were remitted to the trust in 2011, including lost interest of $2.

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2011

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value

Cardinal Financial Corporation Common Stock Fund	Common Stock Fund	$4,560,337
NADART Fund	Common/Collective Trusts	3,824,436
Income Fund	Common/Collective Trusts	1,455,832
Neuberger Berman Large Cap Growth Fund	Common/Collective Trusts	846,928
PIMCO Total Return Fund	Common/Collective Trusts	772,734
T. Rowe Price Equity Income Fund	Common/Collective Trusts	655,602
PIMCO All Asset Fund	Common/Collective Trusts	474,603
Gabelli Small Cap Growth Fund	Common/Collective Trusts	381,805
Longleaf Partners Fund	Common/Collective Trusts	373,294
International Investors Fund	Common/Collective Trusts	368,432
SSgA S&P 500 Large Cap Fund	Common/Collective Trusts	338,750
ACWI ex-US International Index Fund	Common/Collective Trusts	338,612
Janus Enterprise Fund	Common/Collective Trusts	328,663
SSgA S&P 400 Mid Cap Fund	Common/Collective Trusts	288,936
State Street Global Advisors 2015 Strategy Fund	Common/Collective Trusts	145,069
Turner Mid Cap Growth Fund	Common/Collective Trusts	137,709
State Street Global Advisors 2010 Strategy Fund	Common/Collective Trusts	127,843
State Street Global Advisors 2025 Strategy Fund	Common/Collective Trusts	124,764
State Street Global Advisors Retirement Income Strategy	Common/Collective Trusts	120,052
SSgA Russell 2000 Small Cap Fund	Common/Collective Trusts	114,425
State Street Global Advisors 2020 Strategy Fund	Common/Collective Trusts	79,076
State Street Global Advisors 2040 Strategy Fund	Common/Collective Trusts	18,343
State Street Global Advisors 2045 Strategy Fund	Common/Collective Trusts	6,460
State Street Global Advisors 2035 Strategy Fund	Common/Collective Trusts	5,063
State Street Global Advisors 2030 Strategy Fund	Common/Collective Trusts	2,393
TIPS Index Fund	Common/Collective Trusts	1,970
Core Bond Index Fund	Common/Collective Trusts	1,307
State Street Global Advisors 2050 Strategy Fund	Common/Collective Trusts	1,233
Franklin High Yield Fund	Common/Collective Trusts	514
Vanguard Selected Value Fund	Common/Collective Trusts	298
Waddell & Reed Core Equity Fund	Common/Collective Trusts	253
Participant loans	43 participant loans with interest rate from 4.25% to 6.00%	388,990
Total		$16,284,726

All of these investments are party-in-interest.

Schedule III

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2011

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	$942,455	$—	$942,455	$0

Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	$—	870,607	752,430	118,177

There were no individual transactions in excess of 5%.

The amounts reported above include participant directed and non-participant directed investments as the activity cannot be segregated.

*Denotes a party-in-interest.

** A reportable transaction is any non-participant directed transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART
401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 28, 2012	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 28, 2012